SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

William Lyon Homes, Inc.

c/o Irell & Manella LLP

1800 Avenue of the Stars

Suite 900

Los Angeles, California 90067

Attention: Meredith S. Jackson, Esq.

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount
12% Second Lien Notes due on the fifth anniversary of the issue date	Up to $	75,000,000

Approximate date of proposed public offering: February 28, 2012

Name and address of agent for service: William Lyon Homes, Inc., 4490 Von Karman Avenue, Newport Beach, CA 92660

1. General information.

(a) The applicant, William Lyon Homes, Inc. (the “Issuer”) is a corporation.

(b) The Issuer is incorporated under the laws of the State of California.

2. Securities Act exemption applicable.

In accordance with the terms set forth in the Prepackaged Joint Plan of Reorganization for William Lyon Homes, et al. (the “Plan”) and the Disclosure Statement for the Prepackaged Joint Plan of Reorganization for William Lyon Homes, et al. (the “Disclosure Statement”), attached hereto as Exhibit T3E.1 and Exhibit T3E.2, respectively, the issuance (the “New Notes Issuance”) of indenture securities (the “New Notes”), which will form part of a restructuring of the Issuer, will be accomplished through an exchange of the existing indenture securities of the Issuer (the “Old Notes”), and is being conducted in reliance on Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”) and Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”).

Section 3(a)(9) provides an exemption from registration when an issuer issues new securities in exchange for its own outstanding securities. This exemption is available when (i) the new and outstanding securities are issued by the same issuer, (ii) the exchange offer is made only to existing security holders, (iii) no compensation is paid for solicitation in connection with the exchange offer and (iv) no cash or property may be required to be paid by security holders to participate in the exchange offer.

Pursuant to Section 3(a)(9) of the Securities Act, (i) the New Notes will be issued by the same issuer as the Old Notes, (ii) the exchange offer will be made only to existing holders of the Old Notes, (iii) no compensation will be paid for solicitation in connection with the exchange offer, and (iv) no cash or property will be required to be paid by the holders of the Old Notes to participate in the exchange offer.

Section 1145(a)(1) of the Bankruptcy Code exempts from registration under the Securities Act offerings of securities of a debtor that are made (i) in exchange for a claim against the debtor, and (ii) principally in such exchange.

As part of a reorganization pursuant to Chapter 11 of the Bankruptcy Code, and pursuant to Section 1145(a)(1) of the Bankruptcy Code, the New Notes are being offered in connection with the solicitation of acceptance of the Plan in the Disclosure Statement, in exchange for claims against the debtor (the Issuer) arising under the Old Notes, as no cash or property will be required to be paid by the holders of the Old Notes to participate in the exchange offer.

3. Affiliates.

Please see Exhibit 25.1 for an organizational chart of William Lyon Homes, a Delaware corporation (“DE Lyon”), which owns 100% of the outstanding stock of the Issuer. All of the entities on the organizational chart are affiliates of each other. The reorganization of the Issuer and DE Lyon, in connection with which the New Notes Issuance will be effectuated, will not affect DE Lyon’s organizational structure; only the equity owners of DE Lyon and debt holders of the Issuer will change.

4. Directors and executive officers.

Name	Address	Office
William Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	Chairman, Chief Executive Officer

William H. Lyon	4490 Von Karman Avenue Newport Beach, CA 92660	President, Chief Operating Officer

Richard S. Robinson	4490 Von Karman Avenue Newport Beach, CA 92660	Senior Vice President of Finance

Matthew R. Zaist	4490 Von Karman Avenue Newport Beach, CA 92660	Executive Vice President

Colin T. Severn	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President, Chief Financial Officer, Corporate Secretary

Cynthia E. Hardgrave	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Tax and Internal Audit, Assistant Secretary

Maureen L. Singer	4490 Von Karman Avenue Newport Beach, CA 92660	Vice President of Human Resources

Brenda G. Roberge	4490 Von Karman Avenue Newport Beach, CA 92660	Assistant Secretary, Executive Assistant

Brian J. Aitken	4490 Von Karman Avenue Newport Beach, CA 92660	Assistant Treasurer, Director of Financial Operations

Brian W. Doyle	4490 Von Karman Avenue Newport Beach, CA 92660	Senior Vice President (California Region)

Mary J. Connelly	500 Pilot Road, Suite G Las Vegas, NV 89119	Senior Vice President (Nevada Division)

W. Thomas Hickox	8840 E. Chaparral Road, Suite 200 Scottsdale, AZ 85250	Senior Vice President (Arizona Division)

5. Principal owners of voting securities.

The Issuer has issued 100,000 shares of only one class of Common Stock, 100% of which is owned by DE Lyon. The below information sets forth each person owning 10% or more of the voting securities of DE Lyon.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Capital Stock
Pre-Reorganization

William Lyon c/o William Lyon Homes 4490 Von Karman Avenue Newport Beach, CA 92660	Common Stock	946	94.6%

Post-Reorganization

Offered to holders of Old Notes	Class A Common Stock		28.5%[1]

William Lyon c/o William Lyon Homes 4490 Von Karman Avenue Newport Beach, CA 92660 -and- William H. Lyon c/o Richard M. Sherman, Jr., Esq. Irell & Manella LLP 840 Newport Center Drive, Suite 400 Newport Beach, CA 92660	Class B Common Stock		20%

Luxor Capital Partners, LP Luxor Capital Partners Master Fund, LP Luxor Spectrum, LLC Luxor Spectrum Offshore Master Fund, LP Luxor Wavefront, LP OC 19 Master Fund L.P. – LCG GAM Equity Six, Inc.	Class C Common Stock and Convertible Preferred Stock		51.5%

[1]	All percentages are on a fully diluted basis before giving effect to either the Management Incentive Plan to be adopted by DE Lyon or the Warrants to be offered to holders of the Class B Common Stock.

6. Underwriters.

(a) No person has, within the three years prior to the date of filing of this application, acted as an underwriter of any securities of the Issuer.

(b) The Issuer does not propose to make use of an underwriter for the New Notes Issuance.

(c) n/a.

7. Capitalization.

(a) The table below sets forth the securities of DE Lyon and the Issuer.

	Title of Class	Amount Authorized	Amount Outstanding
DE Lyon	Common Stock	3,000	1,000

	Common Stock	1,000,000	115,875

Issuer	7.625% Senior Notes due 2012	$150,000,000	$66,704,000[2]

	10.75% Senior Notes due 2013	$250,000,000	$138,760,000

	7.5% Senior Notes due 2014	$150,000,000	$77,867,000

(b) Both the Issuer and DE Lyon have issued only one class of voting securities, Common Stock. All shares of Common Stock of both corporations have equal voting rights of one vote per share.

[2]	As a result of prior redemptions, the current outstanding balance of each series of Senior Notes of the Issuer is less than the principal amount originally issued.

8. Analysis of indenture provisions.3

(a) Events of Default; Withholding of Notice. The New Notes Indenture will contain customary covenants, which are largely the same as those in the indentures governing the Old Notes. These include: payment of principal and interest when due with 2% default interest on overdue principal and interest; financial reports to holders within time periods specified by the Securities and Exchange Commission; delivery of certificates indicating compliance with the Indenture; certain limitations on transactions with affiliates, additional debt, restricted payments, dividends, asset sales, liens, and mergers and consolidations. Any failure to observe any of the covenants in the Indenture, taking into account any applicable grace period, constitutes an event of default. In addition, the Indenture will contains other customary events of default, including the entry of a judgment exceeding $10 million against the Issuer or any of the guarantors of the New Notes (the “Guarantors”), a bankruptcy filing of the Issuer or certain of its subsidiaries, and certain defaults under any other debt instrument of the Issuer or certain of its subsidiaries.

The trustee will, within 90 days after becoming aware of any default, give the holders of the New Notes notice of all uncured defaults known to it; provided, however, that except in the case of an event of default with respect to the covenant restricting certain mergers and consolidations, the trustee will be protected in withholding such notice if and so long as a committee of officers of the trustee responsible for administration of the New Notes Indenture or otherwise familiar with such Indenture in good faith determines that the withholding of such notice is in the interest of the holders of the New Notes.

(b) Authentication and Delivery; Use of Proceeds. The New Notes will be signed by two officers of the Issuer (or signed by one officer and attested to by another). No New Note will be entitled to any benefit under the New Notes Indenture unless it bears a certificate of authentication executed by the trustee in manual signature. The trustee may appoint an authenticating agent reasonably acceptable to the Issuer. The New Notes will be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof.

The New Notes will be issued in exchange for the Old Notes and, thus, the New Notes Issuance will not produce immediate proceeds for use by the Issuer.

(c) Release and Substitution of Property Subject to Lien. The New Notes will have second priority liens on substantially all of the assets of the Issuer and the Guarantors other than such assets as are excluded from the first priority lien securing the Issuer’s term loan (the “Term Loan”) pursuant to the Senior Secured Term Loan Agreement

[3]

For more information on the New Notes Indenture, please refer to the description thereof in the Disclosure Statement for the Prepackaged Joint Plan of Reorganization for William Lyon Homes, et al. attached hereto as Exhibit T3E.2, as well as the Indenture dated as of March 17, 2003 by and among William Lyon Homes, Inc., the Guarantors named therein and U.S. Bank National Association, as Trustee (the "2003 Indenture"), attached hereto as Exhibit T3C. The 2003 Indenture is one of three indentures currently in effect governing the Issuer's Old Notes. The New Notes Indenture will be substantially similar to the 2003 Indenture.

dated as of October 20, 2009 among the Issuer, ColFin WLH Funding, LLC and the Lenders party thereto. The collateral for the New Notes will be the same as the collateral for the Term Loan. Upon the release of the lien on any collateral securing the Term Loan during the term thereof, the lien on such collateral securing the New Notes will be automatically released without the necessity of any consent from the holders of the New Notes. Any release of collateral securing the New Notes will comply with Section 314(d) of the Trust Indenture Act.

(d) Satisfaction and Discharge. The Issuer may terminate its obligations and those of the Guarantors under the New Notes if all the New Notes that have been authenticated and delivered have been delivered to the trustee for cancellation, or if all New Notes not delivered to the trustee for cancellation otherwise have become due and payable or have been called for redemption and the Issuer has irrevocably deposited with the trustee trust funds in an amount sufficient to pay and discharge the entire indebtedness on such New Notes. In addition, the Issuer must deliver an Officers’ Certificate and opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with. However, certain obligations of the Issuer survive such discharge, including the obligations of the Issuer and the Guarantors to pay the trustee’s service fees and to indemnify the trustee for certain costs relating to its duties under the Indenture.

(e) Evidence Required to Be Furnished for Compliance. The Issuer will be obligated under the New Notes Indenture to deliver to the trustee, within 90 days of the end of each fiscal year, an Officers’ Certificate stating that a review of the Issuer and certain of its subsidiaries during such fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Issuer and the Guarantors have kept, observed, performed and fulfilled their obligations under the New Notes Indenture, and further stating, as to each Officer signing such certificate, that to his or her knowledge, the Issuer and the Guarantors have kept, observed, performed and fulfilled each covenant contained in the New Notes Indenture and are not in default in the performance or observance of any of the terms, provisions or conditions thereof.

9. Other obligors (the Guarantors).

Name	Address
William Lyon Homes	4490 Von Karman Avenue Newport Beach, CA 92660

California Equity Funding, Inc.	4490 Von Karman Avenue Newport Beach, CA 92660

PH-LP Ventures	4490 Von Karman Avenue Newport Beach, CA 92660

Duxford Financial, Inc.	4490 Von Karman Avenue Newport Beach, CA 92660

Sycamore CC, Inc.	4490 Von Karman Avenue Newport Beach, CA 92660

Presley CMR, Inc.	4490 Von Karman Avenue Newport Beach, CA 92660

William Lyon Southwest, Inc.	4490 Von Karman Avenue Newport Beach, CA 92660

PH-Rielly Ventures	4490 Von Karman Avenue Newport Beach, CA 92660

HSP, Inc.	4490 Von Karman Avenue Newport Beach, CA 92660

PH Ventures-San Jose	4490 Von Karman Avenue Newport Beach, CA 92660

WLH Enterprises	4490 Von Karman Avenue Newport Beach, CA 92660

Presley Homes	4490 Von Karman Avenue Newport Beach, CA 92660

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 to 10, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of each trustee under the New Notes Indenture to be qualified (attached hereto as Exhibit 25.2).

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit Number	Description

Exhibit T3A	Articles of Incorporation of William Lyon Homes, Inc.

Exhibit T3B	Bylaws of William Lyon Homes, Inc.

Exhibit T3C	Indenture dated as of March 17, 2003 by and among William Lyon Homes, Inc., the Guarantors named therein and U.S. Bank National Association, as Trustee.

Exhibit T3D	n/a.

Exhibit T3E.1	Prepackaged Joint Plan of Reorganization for William Lyon Homes, et al.

Exhibit T3E.2	Disclosure Statement for the Prepackaged Joint Plan of Reorganization for William Lyon Homes, et al.

Exhibit T3F	Cross reference sheet showing the location in the New Notes Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, as amended.[4]

Exhibit 25.1	Organizational chart of William Lyon Homes.

Exhibit 25.2	Statement of eligibility and qualification of the trustee on Form T-1.

[4]	Note that the cross reference sheet is for the 2003 Indenture, to which the cross reference sheet for the New Notes Indenture will be substantially similar.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the applicant, William Lyon Homes, Inc., a corporation organized and existing under the law of California, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on the 17th day of November, 2011.

WILLIAM LYON HOMES, INC.

		By:	/s/ Colin T. Severn
Colin T. Severn Vice President, Chief Financial Officer and Corporate Secretary

Attest:	/s/ Colin R. Murray	By:	Colin R. Murray	, Esq.
Irell & Manella, LLP